                                                                   EXHIBIT 12.1



                TITANIUM METALS CORPORATION AND SUBSIDIARIES



                  STATEMENT REGARDING COMPUTATION OF RATIOS




                                                       FISCAL YEARS
                                                       ------------
                                                                                     PRO FORMA
                                           1992    1993    1994    1995    1996       1996(5)
                                           ----    ----    ----    ----    ----      ---------
Debt to total capitalization (1)            76%     41%    59%     57%     40%

Ratio of EBITDA to interest expense (2)                            1.8     7.8

Ratio of earnings to fixed charges (3)                                     5.5         3.4

Ratio of earnings to fixed
  charges -- as adjusted (4)                                               3.8         3.5



(1) For purposes of calculating the debt to total capitalization ratio, total debt (including Convertible Preferred Securities) is divided by the sum of total debt (including Convertible Preferred Securities), minority interest and total stockholders' equity.



(2) The Company's EBITDA was insufficient to cover interest expense for the fiscal years ended 1992, 1993 and 1994. The amount of EBITDA deficiency was $10.3 million in 1992, $18 million in 1993 and $34.3 million in 1994.



(3) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges (excluding capitalized interest) and adjustments for certain undistributed equity in earnings. Fixed charges consist of interest expense, capitalized interest and the estimated interest factor inherent in operating lease rentals. The Company's earnings were insufficient to cover fixed charges for the four fiscal years ended 1995. The amount of coverage deficiency was $18.3 million in 1992, $25.6 million in 1993, $42.4 million in 1994 and $5.1 million in 1995.



(4) Gives pro forma effect to the sale of Convertible Preferred Securities to the Initial Purchasers and the application of the Company's net proceeds therefrom.



(5) Gives pro forma effect to the IMI Titanium and AJM Acquisitions. See "Unaudited Pro Forma Condensed Consolidated Statement of Operations".